SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

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CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest reported): August 1, 2006

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EP Global Communications, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**000-30797**	**14-1818396**
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

c/o Exceptional Parent Magazine 551 Main Street, Johnstown, Pennsylvania 15901
(Address of Principal Executive Offices)(Zip Code)

(814) 361-3860
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

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INFORMATION TO BE INCLUDED IN THE REPORT

ITEM 5.02. DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS

Effective August 1, 2006, Bob Saluzzo resigned as the Chief Operating Officer of the Company. No replacement for Mr. Saluzzo as the Chief Operating Officer has been appointed at this time. Mr. Saluzzo has entered into a consulting agreement with the Company to continue as an independent consultant to the Company focusing his attention on pursuing financing opportunities and possible merger or acquisition opportunities for the Company.

ITEM 9.01 FINANCIAL STATEMENT AND EXHIBITS.

(a) Financial statements of business acquired:

None

(b) Exhibits

Number   Exhibit
16.1   Resignation Letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

EP GLOBAL COMMUNICATIONS, INC.

By: /s/ Joseph M. Valenzano, Jr.

    Joseph M. Valenzano, Jr.
    President, CEO

Dated: August 7, 2006